May 20, 2025

Lee Seng Chi
Chief Executive Officer
Founder Group Limited
No.17, Jalan Astana 1D, Bandar Bukit Raja
41050 Klang
Selangor Darul Ehsan, Malaysia

       Re: Founder Group Limited
           Registration Statement on Form F-1
           Filed May 20, 2025
           File No. 333-287409
Dear Lee Seng Chi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Craig D. Linder, Esq.